Exhibit 99.1

ZOOZ Power Ltd. Ordinary Shares and Public Warrants to Trade on Nasdaq on April 5, 2024, as the Business Combination between Keyarch Acquisition Corporation and ZOOZ Power Ltd. Has Been Completed

ZOOZ Power Ltd. Ordinary Shares and Public Warrants to Trade on Nasdaq under the Symbols “ZOOZ” and “ZOOZW,” respectively

NEW YORK, NY, April 04, 2024 (GLOBE NEWSWIRE) — Keyarch Acquisition Corporation (Nasdaq: KYCH), a Cayman Islands exempted company (“Keyarch”), and ZOOZ Power Ltd. (TASE: ZOOZ), a limited liability company organized under the laws of the State of Israel (“ZOOZ” or the “Company”) and a leading provider of flywheel-based power boosting solutions for the EV charging infrastructure market, today jointly announced the consummation of their previously disclosed business combination (the “Business Combination”). The Business Combination and related proposals were approved by Keyarch shareholders in its shareholders’ meeting held on March 27, 2024 and by ZOOZ shareholders in its shareholders’ meetings held on March 21, 2024 and March 27, 2024.

Following the consummation of the Business Combination, ZOOZ becomes dual-listed for trading on the Nasdaq and on the Tel-Aviv Stock Exchange. ZOOZ’s ordinary shares and public warrants will begin trading on Nasdaq under the ticker symbols “ZOOZ” and “ZOOZW,” respectively, on April 5, 2024. ZOOZ’s Executive Chairman, Avi Cohen and ZOOZ’s CEO, Boaz Weizer, will continue to lead the Company, and Keyarch’s chairman of the board of directors, Fang Zheng, will join the combined Company’s board of directors.

As previously disclosed, in connection with the closing of the Business Combination, Keyarch entered into subscription agreements with certain accredited investors for a $13 million PIPE investment into the combined Company, and this funding was consummated together with the closing of the Business Combination.

Avi Cohen, ZOOZ’s Executive Chairman, said, “We are delighted to complete this merger. This is an important milestone for ZOOZ. As we are accelerating our growth, leveraging our innovative solutions to the growing demand of ultra-fast charging infrastructure for EVs, being traded on Nasdaq is essential to enable our growth plans and to position ZOOZ as a market leader. I look forward to working closely with Mr. Fang Zheng, Chairman of Keyarch as a board member of ZOOZ.”

Mr. Zheng said, “We appreciate the great efforts of all of our partners to complete the business combination of ZOOZ and Keyarch today. It will be a new journey from now on. I look forward to working with the management team of ZOOZ to continue to grow the company into a major player in the EV charging industry.”

Additional information regarding the closing of the Business Combination will be included in a current report on Form 8-K to be filed by Keyarch with the Securities and Exchange Commission.

About Keyarch Acquisition Corporation

Keyarch is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses or entities.

About ZOOZ Power Ltd.

ZOOZ is committed to accelerating the electrical vehicles revolution and supporting the mass adoption of electric vehicles (“EVs”) around the world, by enabling and empowering a widespread deployment of ultra-fast charging infrastructure.

ZOOZ’s power-boosting products and solutions are built with longevity and the environment in mind, helping ZOOZ’s customers to overcome, sustainably and economically, the limitations of the existing electricity grid. By that, ZOOZ aims to help its customers and partners in building, faster and everywhere, a robust, long-lasting, and cost-effective EV ultra-fast charging infrastructure.

ZOOZ develops, produces, markets and sells energy storage systems based on storing kinetic energy in flywheels for ultra-fast charging of EVs. ZOOZ has developed proprietary flywheel technology for storing kinetic energy and as of the date of this proxy statement/prospectus, has introduced two generations of Kinetic Storage Systems – the KPB50, which was ZOOZ’s first-generation product and was introduced in 2018 as proof-of-concept and for market introduction, and the ZOOZTER™-100, ZOOZ’s second-generation product, which was introduced in 2022 and is geared towards high-volume production and deployment.

Use of ZOOZ’s technology enables a power booster which is both reliable and delivers high quality repeatable performance over time, for hundreds of thousands of charge-discharge cycles. This is in contrast with the chemical battery-based solution, the use of which is limited to hundreds or just a few thousands of cycles, as further detailed below.

For more information, please visit: www.zoozpower.com/

Advisors

Ellenoff Grossman & Schole LLP acted as U.S. legal advisor to Keyarch. Goldfarb Gross Seligman & Co. acted as Israel legal advisor to Keyarch. Walkers (Hong Kong) acted as Cayman Islands legal advisor to Keyarch. EarlyBirdCapital, Inc. acted as financial advisor to Keyarch. Lowenstein Sandler LLP acted as U.S. legal advisor to ZOOZ. Shibolet & Co. acted as Israel legal advisor to ZOOZ. Maples Group acted as Cayman Islands legal advisor to ZOOZ.

Forward Looking Statements

Certain statements in this press release (this “Press Release”) may be considered “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements generally relate to future events or the future financial or operating performance of ZOOZ. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the future financial performance of ZOOZ; the growing global market demand EV charging infrastructure; ZOOZ’s liquidity requirements and capital resources; the outcome of any legal proceedings or government or regulatory action on inquiry that may be instituted against Keyarch, ZOOZ or others following the closing of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the effect of the Business Combination on ZOOZ’s business relationships, operating results, current plans and operations; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of ZOOZ to grow and manage growth profitably; the possibility that ZOOZ may be adversely affected by other economic, business, political and/or competitive factors in the countries in which ZOOZ operates, including Israel; the effect of the evolving nature of the recent war in Gaza; ZOOZ’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth; ZOOZ’s ability to execute on its business plans and strategy; and those risks and uncertainties discussed in the Registration Statement Form F-4 (as amended) filed by ZOOZ, and its definitive proxy statement/prospectus filed by Keyarch, with the Securities and Exchange Commission under the heading “Risk Factors” and the other documents filed, or to be filed, by ZOOZ with the SEC.

Other unknown or unpredictable factors also could have material adverse effects ZOOZ’s future results and/or could cause ZOOZ’s actual results and financial condition to differ materially from those indicated in the forward-looking statements. Should one or more of the risks or uncertainties described in this Press Release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. New risk factors that may affect actual results or outcomes emerge from time to time and it is not possible to predict all such risk factors, nor can ZOOZ assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that ZOOZ has filed and will file from time to time with the SEC. These SEC filings are available publicly on the SEC’s website at www.sec.gov.

Nothing in this Press Release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. ZOOZ assumes no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by applicable law.

Contacts

ZOOZ Power Ltd.

Boaz Weizer

+972-86805566

marketing@zoozpower.com

Keyarch Acquisition Corporation

Jing Lu

jlu@keywisecapital.com